Exhibit 99.1

 PRESS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD RENEWABLE ANNOUNCES CLOSING OF CDN$175 MILLION PREFERRED UNIT OFFERING

HAMILTON, Bermuda, November 25, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced the completion of its previously announced issue of Cumulative Minimum Rate Reset Class A Preferred Limited Partnership Units, Series 7 (the "Series 7 Preferred Units"). The offering was underwritten by a syndicate led by TD Securities Inc., CIBC, RBC Capital Markets and Scotiabank.

Brookfield Renewable issued 7,000,000 Series 7 Preferred Units at a price of $25.00 per unit, for total gross proceeds of $175,000,000.

The Series 7 Preferred Units will commence trading on the Toronto Stock Exchange this morning under the ticker symbol BEP.PR.G.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable Energy Partners
Brookfield Renewable Energy Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 7,000 megawatts of installed capacity, generating enough renewable energy to power four million homes. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management. For more information, go to www.brookfield.com.

Contact Information:
Zev Korman Investor Relations Tel: (416) 359-1955 Email: zev.korman@brookfieldrenewable.com